UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On May 8, 2014 and May 9, 2014, respectively, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com (i) a Report of Voting Results announcing the outcome of the votes at the Annual and Special Meeting of Shareholders of Hudbay held on May 8, 2014, and (ii) a material change report relating to Hudbay’s May 5, 2014 announcement that it extended its offer to acquire all of the outstanding shares of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay (the “Offer”) until 5:00 p.m. (Toronto time) on May 16, 2014.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                  Exhibit 99.1 — Report of Voting Results announcing the outcome of the votes at the Annual and Special Meeting of Shareholders of Hudbay held on May 8, 2014; and

•                  Exhibit 99.2 — Material change report dated May 9, 2014 (incorporated herein by reference to Hudbay’s filing pursuant to Rule 425 on May 9, 2014).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly

Name:	Patrick Donnelly
Title:	Vice President, Legal and Corporate Secretary

Date: May 9, 2014

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Report of Voting Results announcing the outcome of the votes at the Annual and Special Meeting of Shareholders of Hudbay held on May 8, 2014.

99.2	Material change report dated May 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 9, 2014).